                              WILLOWBRIDGE STRATEGIC TRUST
                              MONTHLY REPORT/
                              APRIL 30, 1997

         WILLOWBRIDGE STRATEGIC TRUST
--------------------------------------------------------------------------------

Dear Interest Holder:

Enclosed is the report for the month of April 1997 for Willowbridge Strategic Trust (the 'Fund'). The net asset value of an interest as of April 30, 1997 was $113.31, a decrease of 4.56% from the March 31, 1997 $118.73 value. The 1997 year-to-date return for the Fund was an increase of 9.51% as of April 30, 1997.

The Fund's decline in the net asset value was the result of losses incurred in the financial, stock index, and soft sectors. Profits were earned in the grain, currency, meat and soft sectors.

In the financial sector, losses were incurred in U.S., British, German, Italian, French, Japanese and Australian bond positions. In the U.S. financial markets, long-term interest rates, which had risen above the 7% level at the end of March, dropped sharply during April. Lower long-term interest rates resulted from renewed expectations that the U.S. would be able to enjoy good economic growth combined with well-controlled inflation. This more encouraging attitude toward bond yields was accentuated by the signing of a balanced budget accord between the Clinton Administration and key Republican lawmakers. In the international interest rate markets, changing expectations about the rates of economic growth and the timing and degree of certainty of the European Union caused prices to move abruptly.

In the currency sector, German mark, Japanese yen and Swiss franc positions were profitable. In the grain sector, positions in soybean meal, soybean oil, soybeans and wheat posted gains. Grain markets were volatile following advances in February and March. Driving this volatility were changing expectations about total world grain production and the intentions of the key grain importing nations.

The estimated net asset value per interest as of May 16, 1997 was $112.09. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For questions concerning your account status, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,


          James M. Kelso
          President & Director
          PRUDENTIAL SECURITIES FUTURES
          MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at month-end. The correct value is contained in this report.

STATEMENT OF OPERATIONS
-------------------------------------------------------
For the month of April 1997
Revenues:
Realized gain on commodity
  transactions...........................   $   310,535
Change in unrealized commodity
  positions..............................    (2,336,316)
Interest income..........................       204,162
                                            -----------
                                             (1,821,619)
                                            -----------
Expenses:
Commissions..............................       319,636
Management fee...........................       118,371
                                            -----------
                                                438,007
                                            -----------
Net loss.................................   $(2,259,626)
                                            -----------
                                            -----------

        STATEMENT OF CHANGES IN NET ASSET VALUE
--------------------------------------------------------
For the month of April 1997
                                     Total      Per Unit
                                  -----------   --------
Net asset value at beginning of
  month
  (378,977.695 interests).......  $44,997,269   $ 118.73
Contributions...................    4,492,700
Net loss........................   (2,259,626)
Redemptions.....................     (269,242)
                                  -----------
Net asset value at end
  of month
  (414,437.991 interests).......  $46,961,101     113.31
                                  -----------
                                  -----------
                                                --------
Change in net asset
  value per interest.........................   $  (5.42)
                                                --------
                                                --------
Percentage change............................      (4.56)%
                                                --------
                                                --------

------------------------------------------------------
I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to Willowbridge Strategic Trust is accurate and complete.
                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.


                             by: Barbara J. Brooks
                                   Treasurer